SGS

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities Commission
NYSE Amex

Re: " Resource modeling and estimation update. Joanna gold deposit ", dated March 30th 2009 (the "Technical Report") prepared for Aurizon Mines Ltd. (the "Company").

Pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent of the undersigned to the public filing of the Technical Report and to extracts from, or summary of, the Technical Report in the Company's Annual Information Form for the fiscal year ended December 31, 2008, dated March 31, 2009 ("AIF").

I confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

I further consent to being named in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2008 and authorize the use of the information represented therein relating to my report.

Dated this 31st day of March, 2009.

Claude Duplessis ing.

SGS

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Stock Exchange
The United States Securities Commission
NYSE Amex

Re: " Resource modeling and estimation update. Joanna gold deposit ", dated March 30th 2009 (the "Technical Report") prepared for Aurizon Mines Ltd. (the "Company").

Pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent of the undersigned to the public filing of the Technical Report and to extracts from, or summary of, the Technical Report in the Company's Annual Information Form for the fiscal year ended December 31, 2008, dated March 31, 2009 ("AIF").

I confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

I further consent to being named in the Company's annual report on Form 40-F for the fiscal year ended December 31, 2008 and authorize the use of the information represented therein relating to my report.

Dated this 31st day of March, 2009.

Michel Dagbert, P. Eng.

SGS Geostat Ltd
Geostat
10 De la Seigneurie Eas blvd, S. 203, Blainville, Quebec Canada J7C 3V5 t (450) 433-1050 f (450) 433-1048 www.geostat.com www.met.sgs.com
Member of SGS Group (SGS SA)